FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 14, 2008

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

GAS AND CONDENSATE DISCOVERY IN PERU

Buenos Aires, January 14, 2008 - Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces that its controlled company, Petrobras Energía S.A. (Buenos Aires: PESA) informed that the consortium composed of Repsol, Petrobras and Burlington made a gas and condensate (highly liquid hydrocarbon) discovery in Lote 57 at the Madre de Dios Basin, Department of Cuzco, Peru.

The well, called Kinteroni 1X, was drilled at the end of 2007 by Repsol as operator of the consortium and is still at the evaluation stage. Production tests performed on some of the reservoir levels discovered show a flow of over 35 million cubic feet of gas per day and 1,245 barrels of condensate per day. In order to complete well evaluation, production tests on high interest mineralized levels are still pending.

The structure of Kinteroni discovery is over 22 kilometers long and has several reservoir levels totaling a net gas and condensate mineralized width of approximately 115 meters.   Volumes are estimated at a bout 2 trillion cubic feet.

Interest in the consortium is broken down as follows: Repsol 41%, Petrobras 35.15% and Burlington Resources 23.85% . Repsol and Petrobras are currently completing a process for the purchase of Burlington’s interest in the consortium pro rata to their respective interest. Th is purchase process is subject to approval by the Peruvian authorities.

As regards the sale of 40% of Petrobras Energía Perú announced in December 2007, interest of Petróleo Brasileiro S.A. in this discovery will be subject to future negotiations with Petrobras Energía S.A.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 14/01/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney